# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ReNew Energy Global plc, CIK 0001848763
CUSIP: G7500M104
Title of class of securities: Class A ordinary shares, nominal value of $0.0001
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor 50, Broadway, London, United Kingdom (X0), SW1H 0DB
Date of event which requires filing of this statement: 05/28/2026
Amends the filing with accession number 0001104659-21-112174
Filed by CIK 0001283718
Persons authorized to receive notices and communications: Patrice Walch-Watson, Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, Ontario Canada (A6), M5C 2W5, 416-868-4075

## Reporting persons
- Canada Pension Plan Investment Board (CIK 0001283718): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 88,846,844; shared voting power 0; sole dispositive power 88,846,844; shared dispositive power 0; aggregate amount beneficially owned 88,846,844 (34.4% of the class)
  Comment: Item 13 is calculated based on (i) 245,833,850 Class A ordinary shares (excluding treasury shares), nominal value of $0.0001 (the "Shares"), of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the "Issuer"), outstanding as of October 2, 2025, as reported by the Issuer in its Form 6-K filed with the U.S. Securities and Exchange Commission (the "SEC") on October 28, 2025 plus (ii) an additional 12,345,678 Shares assuming conversion of the India Shares (as defined below).
  With respect to items 7, 9, 11 and 13, the Reporting Person currently holds 76,501,166 Shares of the Issuer. In addition, the Business Combination Agreement grants the Reporting Person the right to, at its discretion, transfer the ordinary shares of Renew Power Private Limited, a company with limited liability incorporated under the laws of India and subsidiary of the Issuer ("ReNew India"), held by the Reporting Person (the "India Shares") to the Issuer in exchange for an aggregate of 12,345,678 Shares. The Reporting Person also holds one Class D ordinary share of the Issuer, nominal value of $0.0001 (the "Class D Share"). The Class D Share effectively gives the Reporting Person the right to exercise its voting rights as if the Reporting Person had already converted the India Shares into Shares. The Reporting Person is considered to beneficially own an aggregate of 88,846,844 Shares, or 34.4% of the voting rights associated with the outstanding Shares (including 12,345,678 voting rights exercisable by the Reporting Person by virtue of the Class D Share held by the Reporting Person).

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, nominal value of $0.0001
Name of issuer: ReNew Energy Global plc
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor 50, Broadway, London, United Kingdom (X0), SW1H 0DB
Comment: This Amendment No. 13 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on September 2, 2021 and amended and supplemented on February 15, 2022, February 18, 2022, February 24, 2022, September 23, 2022, October 3, 2022, March 2, 2023, March 8, 2023, July 24, 2023, December 10, 2024, July 3, 2025, October 10, 2025 and December 15, 2025 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A ordinary shares, nominal value of $0.0001 (the "Shares"), of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates the final paragraph of Item 2 of the Original Schedule 13D in its entirety as follows:
In accordance with the provisions of General Instruction C to Schedule 13D, with respect to the Reporting Person, information concerning the name, business address, principal occupation and citizenship of its general partners, executive officers and board of directors and each person controlling the Reporting Person (collectively, the "Covered Persons"), required by Item 2 of Schedule 13D, is provided on Schedule I (attached as Exhibit 99.21) ("Schedule I") and is incorporated by reference herein. Schedule I to this Amendment amends and restates the information set forth on Schedule I to the Original Schedule 13D in its entirety.
Residence or business address: See Item 2(a) above, which is incorporated by reference herein.
Present principal occupation or employment: See Item 2(a) above, which is incorporated by reference herein.
Criminal convictions in the last five years: Neither the Reporting Person nor, to the Reporting Persons' knowledge, any Covered Person listed on Schedule I (attached as Exhibit 99.21) has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person nor, to the Reporting Persons' knowledge, any Covered Person listed on Schedule I (attached as Exhibit 99.21) has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:
Revised Non-Binding Proposal

On May 28, 2026, the Reporting Person and Sumant Sinha (together, the "Consortium") jointly submitted a non-binding proposal (the "Proposal") to the special committee of the board of directors of the Issuer (the "Board") to, subject to the Rollover (as defined below), acquire all of the Shares (on a fully diluted basis) of the Issuer not presently owned by the Consortium at a price per share equal to $6.75 (the "Proposed Transaction").

The Proposed Transaction will be structured as a UK scheme of arrangement (the "Scheme"). In connection with the Scheme, each non-Consortium shareholder of the Issuer will be entitled to either (i) receive $6.75 in cash for each Share it holds (the "Cash Offer") or (ii) elect to retain its Shares (the "Rollover") and remain a shareholder of the Issuer. Unless a shareholder specifically makes an election for Rollover prior to the court hearing for the Scheme, such shareholder will receive the Cash Offer. The Rollover is subject to cutback due to certain regulatory and compliance considerations, which are further described in the Proposal. The Proposed Transaction will be subject to receipt of necessary regulatory approvals and approvals required by the UK Companies Act 2006 in respect of the proposed Scheme, as well as other closing conditions to be agreed in the definitive agreement for the Proposed Transaction.

The Proposal is non-binding, and no agreement, arrangement or understanding between the Consortium, on the one hand, and the Issuer, on the other hand, relating to the Proposal, the Proposed Transaction or any other transaction will be created until such time as definitive agreements for the Proposed Transaction have been executed and delivered.

The Reporting Person does not intend to update this Schedule 13D to reflect developments relating to the Proposed Transaction except to the extent required by law.

References to, and descriptions of, the Proposal in this Schedule 13D are qualified in their entirety by the terms of the Proposal, a copy of which is attached hereto as Exhibit 99.20 and is incorporated in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See items 11 and 13 on the cover pages, which are incorporated by reference herein.
Pursuant to Section 13(d) of the Act, by virtue of the relationships described in this Schedule 13D, the Reporting Person may be deemed to be a member of a "group" with Sumant Sinha (the "Founder"). However, the Reporting Person expressly disclaims beneficial ownership of the Shares beneficially owned by the Founder, his affiliates or any other reporting person(s). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person beneficially owns any Shares that are beneficially owned by the Founder, his affiliates or any other reporting person(s). The Reporting Person is only responsible for the information contained in this Schedule 13D and assumes no responsibility for information contained in any other Schedule 13D filed by the Founder, his affiliates or any other reporting person(s).

Based on the Schedule 13D filed by the Founder with the SEC on the date hereof, the Founder beneficially owns 58,996,705 Shares, which represent approximately 19.35% of the voting rights associated with the outstanding Shares.

Accordingly, in the aggregate, the Reporting Person and the Founder may be deemed to beneficially own 147,843,549 Shares. Based on an aggregate of 317,176,233 Shares, comprised of (i) 245,833,850 Shares outstanding as of October 2, 2025, as reported by the Issuer in its Form 6-K filed with the SEC on October 28, 2025, (ii) 12,345,678 Shares that would have been issued to the Reporting Person if the Reporting Person had exchanged its existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (iii) 11,437,723 Shares that would have been issued to the Founder and his affiliates if the Founder and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289 and (iv) 47,558,982 Shares issuable to the Founder upon the exercise of options held by the Founder that were exercisable within 60 days from the date hereof, the Reporting Person and the Founder may be deemed to beneficially own approximately 46.61% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7 and 9 on the cover pages, which are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:
Exhibit 99.20 Revised Proposal, dated May 28, 2026, from Canada Pension Plan Investment Board and Sumant Sinha.
Exhibit 99.21 List of Covered Persons
Exhibit 99.22 Power of Attorney of Canada Pension Plan Investment Board, dated February 9, 2026.

## Signatures
- Canada Pension Plan Investment Board: /s/ Howard Rusak, Managing Director, Legal (05/28/2026)
Comment: Exhibit 99.22 Power of Attorney of Canada Pension Plan Investment Board, dated February 9, 2026